SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
[November 3, 2005]
Metso Corporation
(Translation of registrant’s name into English)
Fabianinkatu 9 A,
PO Box 1220
FIN-00101
Helsinki, Finland
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☑	Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-___

SIGNATURES

SIGNATURES
Date November 3, 2005
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Name:

Olli Vaartimo	Harri Luoto
Executive Vice President and CFO	Senior Vice President,
Metso Corporation	General Counsel
Metso Corporation

Metso to supply fiber line and bleaching process to Tamil Nadu in India
(Helsinki, Finland, November 3, 2005) – Metso Corporation (NYSE: MX; OMXH: MEO1V)
Metso Paper will supply a new hardwood fiber line to Tamil Nadu Newsprint and Papers Ltd. in India. In addition, Metso Paper will supply a new bleaching process for the company’s bagasse fiber line. The total value of the orders is approximately EUR 25 million. The new systems are scheduled to start up at the beginning of 2007. The order has been booked in the third quarter of 2005.
Both Metso Paper deliveries include main process machinery, pumps, field instruments and engineering.
The new hardwood fiber line delivery covers all the processes from cooking through bleaching. Metso Paper’s SuperBatch digesters will be used in the pulp digesting process. The selected bleaching process represents environmentally sound, modern pulping technology. The daily production capacity of the new line will be 300 tons of fully-bleached ECF pulp. Eucalyptus is the primary raw material.
The new bleaching process for the bagasse line will have a daily capacity of 500 tons ECF pulp, making it the biggest of its kind in the world. The pulp is produced in two existing fiber lines, and the new bleaching system will be common for both lines.
Tamil Nadu Newsprint and Papers Ltd.’s mill is situated at Kagithapuram in the Karur District of the Tamil Nadu province. The company produces newsprint and printing and writing paper, using hardwood and bagasse as the primary raw materials. Tamil Nadu is the largest bagasse-based plant in the world and the mill has India’s largest production capacity at a single location.
Metso is a global technology corporation serving customers in the pulp and paper industry, rock and minerals processing, the energy industry and selected other industries. In 2004, the net sales of Metso Corporation were approx. EUR 4 billion, and it has some 22,000 employees in more than 50 countries. Metso’s shares are listed on the Helsinki and New York Stock Exchanges.
www.metso.com
For further information, please contact:
N. K. Jain, General Manager, Fiber Business Line, Metso Paper, India, tel. +91 124 235 1541
Yngve Lundahl, Regional Sales Manager, Fiber Business Line, Metso Paper, Sweden, tel. +46 60 16 51 77
Johanna Sintonen, Vice President, Investor Relations, Metso Corporation, tel. +358 20 484 3253
or
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 770 246 7237.